ROPES & GRAY LLP
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August 25, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highland Floating Rate Opportunities Fund II (File Nos. 333-219103; 811-23268)

Ladies and Gentlemen:

We are filing today through EDGAR, Pre-Effective Amendment No.2 to the Initial Registration Statement on Form N-1A pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 2 to the Initial Registration Statement on Form N-1A pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of Highland Floating Rate Opportunities Fund II, a Massachusetts business trust.

This Pre-Effective Amendment No.2 is being filed for the purposes of implementing certain comments provided to us by Angela Mokodean, the Fund’s SEC reviewer with respect to the previously filed Initial Registration Statement under the Securities Act and the 1940 Act, filed on August 11, 2017.

Please direct any questions or comments regarding this filing to me at 617-235-4636 or Jessica.Reece@ropesgray.com. Thank you for your attention in this matter.

Very truly yours,

/s/ Jessica Reece
Jessica Reece

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer

Brian D. McCabe, Ropes & Gray LLP